Exhibit 99.3

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Check-Cap Ltd. to be held on Thursday, August 13, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, for the following purposes.

1.	To approve the adoption of the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors;

2.	To approve the adoption of the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan to the 2015 Equity Incentive Plan for U.S. tax purposes; and

3.	To approve the terms of engagement of Mr. William Densel, as Chief Executive Officer.

The Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 6, 2015, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Tomer Kariv Chairman of the Board of Directors

July 6, 2015

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Thursday, August 13, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about July 9, 2015.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) approval of the adoption of the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors; (2) approval of the adoption of the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan to the 2015 Equity Incentive Plan for U.S. tax purposes; and (3) approval of the terms of engagement of Mr. William Densel, as Chief Executive Officer.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on July 6, 2015.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 6, 2015, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

Proposals 1 and 3:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals, provided that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent of our outstanding voting rights.

Proposal 2:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 1 and 3.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 1 and 3.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 1 and 3, you should contact our Chief Financial Officer, Lior Torem, at liort@check-cap.com or +972-(0)4-8303401.

The Israeli Companies Law requires that each shareholder voting on each of Proposals 1 and 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 30, 2015 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 10,789,673 ordinary shares outstanding as of June 30, 2015.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of June 30, 2015 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder.  Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax Funds(1)	2,374,335.5	20.16%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	1,886,152.5	15.71%
Quant Global Capital Advisors, LLC(3)	1,249,999.5	11.15%
Yoav and Sigalit Kimchy(4)	746,490	6.85%
Docor International B.V.(5)	658,139.5	6.00%
Directors
Tomer Kariv(1)	2,374,335.5	20.16%
Alon Dumanis(5)	668,221.5	6.09%
Mary Jo Gorman	*	*
Steven Hanley	*	*
Yoav Kimchy(4)	746,490	6.85%
XiangQian (XQ) Lin(6)	260,082.5	2.39%
Guy Neev(7)	663,936	5.93%
Walter L. Robb(8)	395,350	3.65%
Richard Stone	*	*
Yuval Yanai	*	*
Directors and executive officers as a group (13 persons)(9)	5,405,719.5	47.81%
__________________

*Less than 1% of our ordinary shares.

(1)
Includes ordinary shares directly held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”).  Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.  Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares.  The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.  Includes (i) 1,385,610 outstanding ordinary shares; (ii) 749,334 ordinary shares subject to warrants that are currently exercisable; and (iii) 239,391.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(2)
Based solely on information contained in a Schedule 13G/A filed by Shanghai Fosun Pharmaceutical Group Co. Ltd. with the SEC on May 15, 2015.  Includes: (i) 666,667 outstanding ordinary shares; (ii) 886,152 ordinary shares subject to warrants that are currently exercisable; and (iii) 333,333.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(3)
Based solely on information contained in a Schedule 13G filed by Quant Global Capital Advisors, LLC with the SEC on March 6, 2015.  Includes: (i) 833,333 outstanding ordinary shares; and (ii) 416,666.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(4)
Includes: (i) 319,553 ordinary shares are directly held by Yoav Kimchy; (ii) 107,384 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable; and (iii) 319,553 ordinary shares are directly held by Sigalit Kimchy.  Yoav Kimchy, our chief technology officer and a director, and Sigalit Kimchy are husband and wife.

(5)
Includes: (i) 484,871 outstanding ordinary shares directly held by Docor International B.V. (“Docor”); (ii) 110,769 ordinary shares subject to warrants that are currently exercisable directly held by Docor; and (iii) 62,499.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, directly held by Docor.  Docor is a wholly-owned subsidiary of Crecor B.V.  Each of Crecor B.V. and Alon Dumanis may be deemed to be the beneficial owner of the aggregate ordinary shares beneficially owned by Docor.  Alon Dumanis disclaims beneficial ownership of the ordinary shares.  In addition, Alon Dumanis directly holds options to purchase 10,082 ordinary shares that are exercisable within 60 days of this table.

(6)
Includes: (i) 166,667 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 83,333.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, held by Esco Ventures Pte Ltd.; and (iii) 10,082 ordinary shares subject to options that are exercisable within 60 days of this table, held directly by XiangQian (XQ) Lin.  Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(7)	Includes: (i) 265,928 outstanding ordinary shares; and (ii) 398,008 ordinary shares subject to options that are currently exercisable.

(8)
Includes: (i) 356,075 outstanding ordinary shares held by Counterpoint Ventures Fund LP and Counterpoint Ventures Fund II LP (together, the “Counterpoint Funds”); (ii) 21,250 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, held by the Counterpoint Funds; and (iii) 18,025 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table, held directly by Mr. Robb.  Mr. Robb has advised us that the general partner of each of the Counterpoint Funds is Lion Development LLC, which is 99% controlled by Mr. Walter Robb, and as such, Walter Robb possesses the ultimate voting and investment power over the shares beneficially owned by the Counterpoint Ventures entities.

(9)	See footnotes (1)-(8) for certain information regarding beneficial ownership.

PROPOSAL 1
APPROVAL OF COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
(Item 1 on the Proxy Card)

Under the Israeli Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of service and employment of office holders.  The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

The Companies Law requires the compensation policy to serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification and any benefit, monetary payment or obligation of payment in respect of employment or engagement, including and any severance payment or benefit.  The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.

The compensation policy must refer to the following factors:

•	the knowledge, skills, expertise, professional experience and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•
the ratio of the cost of the offered terms to the cost of compensation of the other employees of the company (including any employees employed through manpower companies), specifically to the cost of the average and median salaries of such employees and the impact of the disparities between them upon work relationships in the company;

•
with respect to variable compensation - the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•
with respect to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must include the following principles:

•
the link between variable compensation (e.g., bonuses) and long-term performance and measurable criteria (i.e., variable compensation must be determined based on long-term performance and measurable criteria).  Only “non-material” portion of variable compensation may be determined based on criteria that is not measurable, taking into account office holders contribution to the company;

•
the ratio of variable to fixed compensation, and the ceiling for the value of variable compensation, which is determined at the time of payment, except that the ceiling for equity-based compensation is determined at the time of grant;

•
the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation, while taking into account long-term objectives; and

•	maximum limits for severance compensation.

The compensation policy must be approved by the board of directors, after considering the recommendation of the compensation committee.  In addition, the compensation policy must be approved by the shareholders by a special majority, as described below.  However, if the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and thereafter the board of directors determine, following additional discussion concerning the compensation policy and for specified reasons, that the approval of the compensation policy is beneficial to the company.  A compensation policy that is for a period exceeding three years is required to be approved (under the same process) every three years.  In addition, the board of directors is required to periodically examine the compensation policy and the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.  Under the Israeli Companies Law, a compensation policy must be adopted within nine months of a company’s initial public offering.

Accordingly, on July 1, 2015, following the recommendation of our Compensation Committee, our Board of Directors approved the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to this Proxy Statement, in accordance with the provisions of the Israeli Companies Law.

When considering the proposed Compensation Policy, our Compensation Committee and Board considered various factors, including the considerations, principles and provisions set forth in the Israeli Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and other advisors.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors, attached as Appendix A to the Proxy Statement for the Extraordinary General Meeting of Shareholders, be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the approval of a compensation policy requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the external directors and his or her vote will not be counted for the purposes of the proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 2
APPROVAL OF 2015 EQUITY INCENTIVE PLAN AND U.S. SUB-PLAN FOR U.S. TAX PURPOSES
(Item 2 on the Proxy Card)

On June 23, 2015, our Board of Directors approved and adopted the Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 Israeli Plan”) and the Check-Cap Ltd. 2015 United States Sub-Plan to Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 U.S. Sub-Plan” and together with the 2015 Israeli Plan, the “2015 Plan”), attached as Appendix B to this Proxy Statement.  As of such date, we ceased to grant options under our existing option plan, the Check-Cap LLC 2006 Unit Option Plan (which we had assumed from Check-Cap LLC) (the “2006 Plan”) and all subsequent equity-based awards shall be made under the 2015 Plan.

In accordance with the exemption available to foreign private issuers under NASDAQ Listing Rules, we do not follow the NASDAQ Listing Rules with regard to the requirement to obtain shareholder approval for (among other things) the adoption or material amendment of equity-based compensation plans pursuant to which stock may be acquired by officers, directors, employees, or consultants and instead, follow Israeli law and practice.  Under Israeli law, the approval of the Board of Directors is generally required for the adoption of equity-based compensation plans.  However, according to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in order for a grant of options to qualify as an “incentive stock option” within the meaning of Section 422 of the Code (“ISO”), which confer certain U.S. tax benefits on U.S. employees, the option must (among other requirements) be granted pursuant to a plan which is approved by the shareholders of the granting company within 12 months before or after the date such plan is adopted.  Accordingly, at the Meeting, we are seeking shareholder approval of the 2015 Plan for U.S. federal tax purposes.  If this Proposal is not approved by our shareholders at the Meeting, then the 2015 Plan will continue to be in effect, but we will be unable to grant to our U.S. employees options that qualify as ISOs for U.S. federal tax purposes.

A general description of the principal terms of the 2015 Plan is set forth below.  This description is qualified in its entirety by the terms of the 2015 Plan, a copy of which is attached to this Proxy Statement as Appendix B and is incorporated by reference herein.

Summary of the 2015 Plan

Awards under the 2015 Plan.  Awards under the 2015 Plan may be options granted pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1960, as amended (the “Ordinance” and “Section 102 Options”) or Section 3(i) of the Ordinance (“Section 3(i) Options”), ISOs and options not intended to qualify as ISOs (“Non-statutory Stock Options”), stock appreciation rights (“SARs”), restricted stock awards (“RSAs”) and restricted stock units (“RSUs”), or any combination of the foregoing.

Unless the Administrator (as defined below) determines otherwise and subject to applicable law, Section 102 Options may be granted only to Israeli employees, executives and directors (excluding controlling shareholders) and Section 3(i) Options may be granted to consultants, controlling shareholders and non-Israeli employees, executives and directors, in each case of our company or any subsidiary.  The Section 102 Options may be granted either pursuant to Section 102(c) of the Ordinance, which are not required to be held in trust by a trustee, or pursuant to Section 102(b), which are required to be held in trust for a specified period to qualify for certain tax benefits.  Options granted pursuant to Section 102(b) shall be designated to qualify for capital gain tax treatment in accordance with Section 102(b)(2) of the Ordinance or ordinary income tax in accordance with Section 102(b)(1) of the Ordinance and thereafter, only such type of Section 102(b) options shall be granted until the Administrator has determined otherwise in accordance with applicable law (which may not be prior to one year after the first grant of such type of Section 102(b) options).

Unless the Administrator determines otherwise and subject to applicable law, ISOs may be granted only to non-Israeli employees and Non-statutory Stock Options may be granted to non-Israeli employees and consultants, in each case of our company or any subsidiary.  To the extent that the aggregate fair market value of the ordinary shares with respect to which ISOs are exercisable for the first time by a participant during any calendar year under all company plans exceeds $100,000, then unless the Administrator determines otherwise at any time and subject to applicable law, such options shall be treated as Non-statutory Stock Options.

Shares Subject to the 2015 Plan.  The aggregate number of our ordinary shares that may be issued under each of the 2015 Israeli Plan and 2015 U.S. Sub-Plan is equal to the sum of: (i) 2,029,268, constituting the currently remaining shares authorized but unissued under the 2006 Plan, which are being “rolled over” to the 2015 Plan; and (ii) any ordinary shares under outstanding options under the 2006 Plan as of the date of the adoption of the 2015 Plan) (i.e., up to 1,685,364 ordinary shares) that are cancelled, forfeited or expire without being exercised following the date of adoption of the 2015 Plan and which are being “rolled-over” to the 2015 Plan, or in the case of the 2015 Israeli Plan, such other number of ordinary shares as our Board of Directors shall determine from time to time.

Administration of the 2015 Plan.  The Plan 2015 will be administered by the Board of Directors or, subject to applicable law, a committee appointed by the Board of Directors (“Committee” and the “Administrator”).  Subject to the provisions of the 2015 Plan and, in the case of a Committee, the specific duties delegated by the Board of Directors, and subject to the approval of any relevant authorities and compliance with all applicable laws, the Administrator shall have the full power and authority at its sole discretion, from time to time and at any time, among other things:

•	To determine whether and to what extent awards are to be granted to participants under the 2015 Plan and to select the eligible recipients of awards under the 2015 Plan;

•	To approve forms of agreement for use under the 2015 Plan;

•
To determine the terms and conditions of any award under the 2015 Plan, including the exercise price, the time or times and the extent to which the awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the ordinary shares relating thereto, based in each case on such factors as the Administrator, at its sole discretion, shall determine;

•	To determine the fair market value of the shares covered by each award;

•	To make an election as to the type of Section 102 Option;

•
To prescribe, amend and rescind rules and regulations relating to the 2015 Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

•	To authorize conversion or substitution under the 2015 Plan of any or all awards and to cancel or suspend awards, as necessary, provided the material interests of the participants are not harmed;

•	To construe and interpret the terms of the Plan and awards granted pursuant to the 2015 Plan; and

•	To alter, revise or otherwise adjust the terms of the 2015 Plan and the award agreement, as may be required pursuant to any applicable laws of local or foreign jurisdictions.

Term of Awards.  The term of each option shall be stated in the award agreement but in no event may it be more than ten years from the date of grant.  Unless the Administrator determines otherwise and subject to applicable law, no ISO may be granted under the 2015 Plan to a grantee who possess more than 10% of the total combined voting power of our company or any of our affiliate (a “10% Shareholder”) unless the option terminates on a date that is not later than the day preceding the fifth anniversary of the date of grant.  Unless otherwise specified in the applicable award agreement, the term of a SAR will be ten years.

Exercise Price.  The exercise price of any award under the 2015 Plan shall be determined by the Administrator, subject to applicable law.  Unless the Administrator determines otherwise and subject to applicable law, in the case of ISOs and Non-Statutory Stock Options, the exercise price per share shall be no less than the fair market value per ordinary share on the date of grant and in the case of an ISO granted to a 10% Shareholder, no less than 110% of the fair market value per ordinary share on the date of grant.

Non-Transferability of Awards.  Unless the Administrator determines otherwise and subject to applicable law: (i) options and SARs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.  For as long as options or shares purchased upon the exercise of options are held by a trustee on behalf of the participant, all rights of the participant with respect to such options and shares shall be personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution; (ii) RSUs may not be sold, pledged, transferred, assigned or encumbered; and (iii) RSAs may not be sold, transferred, pledged, assigned or otherwise disposed of during the restricted period, provided that the Administrator may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions in whole or in part.

Termination of Employment or Service.

Options and SARs.  If a participant ceases to be an employee or consultant, in the absence of specified period in the award agreement and unless the Administrator determines otherwise, such participant may exercise his/her options (to the extent vested on the date of such termination) or SARs within three months following such termination (but in no event later than the expiration date of the option or SAR).  If a participant retires, he/she may continue to enjoy such rights with respect to awards under the 2015 Plan, on such terms and conditions as the Administrator may determine.  If the participant’s employment or service is terminated as a result if his/her death or permanent disability, the participant (or, if the participant died, the participant’s estate or any person who acquired the right to exercise the option by bequest or inheritance), may exercise his/her options (to the extent vested on the date of such termination) and/or SARs within such additional period of time following such termination as specified in the award agreement (which may not be less than six months), or in the absence of a specified period in the award agreement, until 12 months following such termination or any longer period determined by the Administrator, but in no event later than the expiration date of the option or SAR.

RSAs.  If a participant’s service of employment is terminated prior to the restricted period, subject to the terms of the award agreement or as otherwise determined by the Administrator, the participant’s restricted stock and any associated dividends that remain subject to forfeiture will then be forfeited automatically.

RSUs.  If a participant’s service of employment is terminated prior to the RSU vesting, subject to the terms of the award agreement or as otherwise determined by the Administrator, the participant’s RSUs that remain subject to forfeiture will then be forfeited automatically.

M&A Transaction.  In the event of a Transaction (as defined in the 2015 Plan, which generally includes (among others) a sale of all or substantially all of our assets or shares, a merger, consolidation or amalgamation with or into another company or a scheme of arrangement for effecting any of the foregoing or such other transaction determined as such by the Administrator, all subject to the conditions and limitations in the 2015 Plan), unless otherwise determined by the Administrator, in its sole discretion, any award granted under the 2015 shall be assumed or substituted by the company or a successor company, under terms determined by the Administrator or the terms of the 2015 Plan applied by the successor company to such assumed or substituted awards, all in accordance with the terms of the 2015 Plan.  Regardless of whether or not the awards are assumed or substituted, the Administrator may, at its sole discretion, among other things, provide for the exercise of any exercisable and vested awards, the cancellation of unexercised and unvested awards, the acceleration of unvested awards, or the cancellation of awards for payment in cash, shares or other property of our company or the acquiring company or other party to the Transaction, under such terms as the Administrator may determine, all in accordance with the terms of the 2015 Plan

Term and Termination of the 2015 Plan.  The 2015 Plan became effective upon its adoption by our Board of Directors and shall continue in effect for a term of ten years.  Our Board of Directors may at any time amend, alter, suspend or terminate the 2015 Plan.  No amendment, alteration, suspension or termination of the 2015 Plan shall impair the rights of any participant, unless mutually agreed otherwise in writing between the participant and the Administrator.

We believe that equity based-compensation is an important component of overall compensation in order to attract and retain the long-term service of the best personnel, while providing our personnel additional incentive to promote the success of our business.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Check-Cap Ltd. 2015 Equity Incentive Plan (including the Check-Cap Ltd. 2015 United States Sub-Plan to the 2015 Equity Incentive Plan), attached as Appendix B to the Proxy Statement for the Extraordinary General Meeting of Shareholders, be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF TERMS OF ENGAGEMENT OF CHIEF EXECUTIVE OFFICER
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to approve the terms of engagement of Mr. William Densel, as our Chief Executive Officer, effective as of the Meeting.  Mr. Densel was elected by our shareholders as our President of U.S. Operations at an extraordinary general meeting held on May 19, 2015 and has served in such capacity since such date, initially as a consultant and since July 1, 2015, as an employee of the U.S. subsidiary, Check-Cap U.S. Inc. (the “U.S. Subsidiary”).  In addition, since July 1, 2015, Mr. Densel has served as the President and Chief Executive Officer of the U.S. Subsidiary.  On July 1, 2015, the U.S. Subsidiary and Mr. Densel entered into an employment agreement with respect to such positions.

If this Proposal is approved at the Meeting, Mr. Densel shall serve as our Chief Executive Officer in his capacity as an employee of the U.S. Subsidiary (as part of the services to be provided to us by the U.S. Subsidiary under the services agreement to be entered into between us and the U.S. Subsidiary) and his current employment agreement with the U.S. Subsidiary will amended to reflect his employment terms approved at the Meeting.

Mr. Densel has a 25-year leadership career, including in his recent roles as Chief Executive Officer of Beacon Endoscopic, Inc. (2013), which was acquired by Covidien plc. in less than one year after he began to serve in such capacity; as General Manager, CardioSCORE for BG Medicine Inc. (2012-2013); and in his roles at Dune Medical Devices, Inc. (2009-2011), lastly as Chief Executive Officer.  Mr. Densel has effectively led teams and utilized his influence across key decision makers in larger organizations such as Cytyc Corporation (2006-2009), which was acquired by Hologic in 2007, where he served in several positions, including Vice President, Marketing – GYN Surgical, Vice President, Emerging Surgical Technologies and Senior Director, Neuroscience; Boston Scientific Corporation (2004-2006), where he served as Director, New Market Development & Strategic Planning – Endosurgery; and Genzyme Biosurgery, where he served in various positions, lastly as Senior Director, Marketing and Business Development - General and GYN Surgery (1993-2004). Mr. Densel has launched several new medical devices during his career, affording him extensive FDA and clinical trial experience.  Mr. Densel served in the U.S. Navy from 1989 to 1993, lastly as Lieutenant, Special Operations.  Mr. Densel has a BA degree in Economics from Duke University.

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the following compensation and benefits to Mr. Densel, in consideration for his services as Chief Executive Officer:

•	an annual base salary of US$350,000, paid in monthly installments of US$29,167 each;

•
an annual bonus of up to 50% of the annual base salary.  The bonus shall be subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by our Compensation Committee and Board of Directors ), as shall be determined by our Compensation Committee and Board of Directors, in accordance with our compensation policy, as in effect from time to time.  The Board of Directors and Compensation Committee may determine that Mr. Densel shall be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria.  The Board of Directors and Compensation Committee may further determine that in the event that Mr. Densel’s employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period.  In the event of termination for “cause” (as such term is defined in Mr. Densel’s employment agreement), he shall not be entitled to any bonus for the 12-month period during which his employment was terminated.  Mr. Densel shall be required to repay any amounts paid to him as a bonus, if subsequently it transpires that such amounts were paid on the basis of figures that were incorrect and were restated in the U.S. Subsidiary’s or our financial statements, all in accordance with applicable law and the U.S. Subsidiary’s or our compensation policy;

•
the following additional options to purchase our ordinary shares, at an exercise price equal to the higher of: (i) the average closing price of our ordinary shares over the 30 trading days immediately prior to the date of grant; and (ii) the closing price of our ordinary shares on the trading day immediately prior to the date of grant. These options would be subject to the terms and conditions of the 2015 Plan and the option agreement to be entered into with Mr. Densel.  To the extent that any of these additional options have not vested upon a Transaction (as such term is defined in the 2015 Plan), then subject to Mr. Densel’s continuing employment through the effective date of such Transaction, the unvested additional options shall automatically vest and become exercisable:

(i)
options to purchase up to 324,750 ordinary shares.  The options shall vest over a period of four years commencing on the date of grant, such that 25% of the options (i.e., options to purchase 81,187 ordinary shares) shall vest on the first anniversary of the date of grant and thereafter, the remaining options will vest in monthly installments, such that options to purchase 6,753 ordinary shares shall vest on the 13-month anniversary of the date of grant and additional options to purchase 6,766  ordinary shares shall vest at the end of each subsequent month thereafter for the remaining 35 months, subject to Mr. Densel’s continuing employment as our Chief Executive Officer on each applicable vesting date; and

(ii)
options to purchase up to 425,000 ordinary shares.  The options shall vest over a period of four years commencing on the date of grant, such that on each of the four anniversaries after the date of grant a number of options will vest and become exercisable calculated as follows: (a) 425,000 multiplied by a quotient equal to the aggregate number of our Series A Warrants and Long Term Incentive Warrants that have been exercised prior to the applicable anniversary measurement date (to be adjusted to reflect any stock splits, reverse splits, bonus shares and the like) divided by 8,500,000, less (b) the aggregate number of such options that vested prior to such vesting measurement date, provided that in no event shall more than 106,250 of such options vest during any 12-month period of his employment (to be accumulated on a `carry-forward` basis).  Furthermore, no portion of these options shall vest if Mr. Densel’s employment is terminated for any reason prior to the first anniversary of the date of grant of such options and no portion of these options shall vest unless all criteria set by our Compensation Committee and Board of Directors for the applicable 12-month period have been fully achieved.  In the event that Mr. Densel’s employment is terminated prior to the lapse of four years from the date of grant of these options (but following the initial anniversary thereof), then the number of these options that shall vest since the last anniversary measurement shall be calculated, using the above formula (mutatis mutandis), on the effective date of such termination.  In the event that Mr. Densel’s employment continues following the lapse of four years from the date of grant of these options, then to the extent that these options have not then vested in their entirety, these options will continue to vest in accordance with the formula described above.

•
health insurance and other benefits.  Mr. Densel will be entitled to participate in health insurance, dental insurance, retirement plans (including, without limitation, 401(k) retirement plan and life and disability insurance) and any other benefit plan established by us or the U.S. Subsidiary for senior management in the United States, on a basis consistent with the terms, conditions and overall administration of such insurance and benefit plans. To the extent such plans are not established by us or the U.S. Subsidiary, Mr. Densel shall be entitled to reimbursement of his expenses for the procurement of such plans in an amount equal to the lower of: (i) 100% of the annual payment for such insurance and benefit plans; and (ii) US$25,000 per year, subject to and against receipt of proper invoices;

•
annual vacation of 20 working days (in addition to up to 10 days for public holidays).  Mr. Densel shall be entitled to transfer unused vacation days from one 12-month period to the subsequent 12-month period, provided that: (i) the number of unused vacation days so transferred to any subsequent 12-month period shall not exceed 40 unused vacation days; and (b) the aggregate number of unused vacation days at any specific time shall not exceed 60 days; and

•
if Mr. Densel’s employment is terminated by the U.S. Subsidiary without “cause” (as such term is defined in Mr. Densel’s employment agreement), other than due to death or disability, he shall be entitled to receive, during the six month period following the termination date, the base salary, payable monthly, any pro-rata portion of his bonus and health insurance (as described above), subject to Mr. Densel executing a waiver and release of any claims in connection with his employment and the termination thereof.

Each of the U.S. Subsidiary and Mr. Densel shall be entitled to terminate his employment agreement upon 90 days prior written notice, except that the U.S. Subsidiary will be entitled to terminate his employment agreement immediately for “cause” (as such term is defined in Mr. Densel’s employment agreement).  The U.S. Subsidiary may also terminate his employment agreement immediately if by any reason of injury, illness or other physical or mental impairment, Mr. Densel is unable to perform a significant and substantial part of his duties and responsibilities for an aggregate period of 90 days during any consecutive 180 day period.

Mr. Densel’s employment agreement includes standard confidentiality, intellectual property, non-competition and non-solicitation provisions.  In addition, Mr. Densel will continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with him.

The Israeli Companies Law provides that compensation of executive officers must generally be consistent with a company’s compensation policy, which must be adopted within nine months of a company’s initial public offering.  Our Compensation Committee and Board of Directors have determined that the terms of Mr. Densel’s engagement as our Chief Executive Officer are consistent with the Compensation Policy for Executive Officers and Directors that is being presented to our shareholders for approval at the Meeting (see Proposal 1).

However, we are seeking shareholder approval of the proposed terms of Mr. Densel’s engagement as our Chief Executive Officer also in the event that our shareholders do not approve the proposed Compensation Policy for Executive Officers and Directors at the Meeting.  Therefore, in approving the proposed engagement terms, our Compensation Committee and Board of Directors took into account a number of considerations, as required by the Israeli Companies Law, including: Mr. Densel’s education, expertise, professional experience, past achievements and skill set within our industry, as detailed above; the responsibilities and duties to performed by Mr. Densel; the estimation of Mr. Densel’s expected contributions to our future growth; the incentive the compensation will create for him to advance our long-term business objectives and the interests of our shareholders; the ratio of the cost of Mr. Densel’s terms of engagement to the cost of the salary of other company employees (including any employees employed through manpower companies); the ratio between the fixed components and variable components of the proposed compensation, with respect to the performance-based variable compensation, the maximum value at the time of payment and with respect to equity-based variable compensation, the maximum value of the options at the date of grant; with respect to the severance payment, we considered his overall compensation and expected contributions to obtaining our long-term objectives and future growth, as well as certain other factors prescribed by the Israeli Companies Law.  In addition, the Compensation Committee and Board of Directors reviewed comparable industry data, data of peer companies in our industry and the compensation for comparably situated executive officers. The Compensation Committee directly engaged the services of CompVision, a provider of consulting services relating to human capital and compensation.  CompVision has advised us that Mr. Densel’s compensation package is within the acceptable and reasonable ranges relative to his position in companies similar to our size and in our industry.  No member of the Compensation Committee or any of our executive officers has any affiliation with CompVision.  CompVision reported directly to the Compensation Committee.

Based on the factors outlined above, our Compensation Committee and Board of Directors views the proposed terms of engagement of Mr. Densel as Chief Executive Officer as fair and reasonable under the circumstances.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the terms of engagement of Mr. Densel, as Chief Executive Officer, as set forth in the Proxy Statement for the Meeting, including, without limitation, grants of options to purchase an aggregate 749,750 ordinary shares, with such terms and conditions, including exercise price and vesting terms, as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders.”

Under the Israeli Companies Law, the approval of the remuneration of the chief executive officer requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided  that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the external directors and his or her vote will not be counted for the purposes of the proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

Our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 25, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at http://ir.check-cap.com/.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors, Tomer Kariv Chairman of the Board of Directors

Date: July 6, 2015

Appendix A

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CHECK-CAP LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

________________________________

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Check-Cap Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.
“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.
“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“CEO” means the Chief Executive Officer of the Company

2.5.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.6.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.7.	“Director” means any member of the Board of Directors of the Company.

2.8.	“Executive” means any Office Holder who does not serve solely as a director.

2.9.	“Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.10.
“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.11.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.12.
Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law.  The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.13.
Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder.  The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law.  No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.14.
To the extent that an Office Holder’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally.  To the extent that an Office Holder’s engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.15.
This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.16.
To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.
To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.
Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

4.1.	This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.1.
The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have appropriate qualifications is one of the key elements to the Company.  The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between average and above average levels in comparable companies.  In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.2.
Promoting the Company’s objectives, its business plan and its long-term strategy.  The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.1.3.
Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy.  In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation.  On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management.  In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case.  Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.1.4.
The size of the Company and the nature of its operations.  The Company is a clinical stage medical diagnostics company engaged in the development of an ingestible imaging capsule that utilizes low-dose X-rays for the screening for colorectal cancer.  In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.1.5.
The Terms of Office and Engagement of an Office Holder should generally be determined after consideration is given to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Office Holders.

4.2.
The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law.  In each instance, the appropriate components should be considered, and not necessarily all of the above mentioned components need be included.

5.
Specific Considerations in the determination of Terms of Office and Engagement With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.5.	The obligations, responsibilities, roles and objectives imposed on such Office Holder under Applicable Law;

5.6.	The need to retain Office Holders who have relevant skills, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.
The employment or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance.  Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.
The ratio between the cost of the Terms of Office and Engagement of the Office Holder and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company;

5.14.
If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.
If the Terms of Office and Engagement include termination benefits, the period of employment or service of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is or will be, in the relatively near future, operating in various jurisdictions, each of which may differ significantly in the norms of its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components.  In each instance, consideration shall be given as to which components are appropriate and their respective weight.  Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.
The base salary of an Executive shall be determined during the course of negotiations for his employment in the Company, conducted by the person who will directly supervise him (for the CEO, the Chairman of the Board, and for the other Executives, the CEO).  The base salary will be determined personally for each Executive and shall express the skills of the candidate (including, among other things, his education, expertise, professional experience), his achievements, suitability with the intended position job requirements and the conditions in the relevant market for similar positions in similar companies, on the recruitment date.  The annual gross base salary (i.e., excluding any benefits and entitlements) shall not exceed US$450,000 for the CEO and US$330,000 for Executives other than the CEO.  The Executives’ salary may be linked to any relevant index.

6.1.1.2.
In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company’s performance, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms: The Terms of Office and Engagement of an Executive may include the following additional benefits and terms:

(a)	Pension

(b)	Further education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	401(K) retirement plan

(g)	Disability insurance

(h)	Periodic medical examination

(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(j)
Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof

(k)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(l)	Sick days

(m)	Holiday and special occasion gifts

(n)	Recuperation pay

(o)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(p)	Payments or participation in relocation and related costs and expenses

(q)	Clothing allowance

(r)	Loans or advances (subject to Applicable Law)

(s)	Professional or academic courses or studies

(t)	Newspaper or online subscriptions

(u)	Professional literature

(v)	Professional membership dues or subscription fees

(w)	Professional advice or analysis (such as pension, insurance and tax)

(x)	Exculpation and indemnification

(y)
General directors’ and officers’ liability insurance covering persons serving at present or in the future, from time to time, as directors and officers of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the circumstances at the time (including the Company’s activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Policy, or as may be increased from time to time, subject to receipt of and in accordance with corporate approvals

(z)
Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control

(aa)
Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Executive had he or she continued to be employed during the non-solicitation or non-compete period

(bb)	Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(cc)	Other benefits or entitlements mandated by Applicable Law

(dd)	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction

Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.1.3.	Termination Conditions

6.1.3.1.	Advance Notice. Advance notice of termination, not exceeding the higher of the period required by Applicable Law or three (3) months.

6.1.3.2.
Termination and Severance Payments

The Terms of Office and Engagement of an Executive may include the following termination payment (in addition to any mandatory severance payments under Applicable Law) in an amount that shall not exceed:

•	For the CEO – up to nine (9) monthly (gross) base salaries;

•
For an Executive other than the CEO – if the termination is within the first three years of employment or service – up to three (3) monthly (gross) base salaries; and if the termination is after the first three years of employment or service – up to nine (9) monthly (gross) base salaries.

When determining termination and severance payments, the Compensation Committee and Board shall take into consideration the Office Holder’s term of employment, the Office Holder’s compensation during employment with the Company, the Company’s performance during such period, the contribution of the Office Holder to achieving the Company’s goals and the circumstances of termination.

6.1.4.
Change-of-Control.  The Terms of Office and Engagement of an Executive may include a one-time payment of up to 100% of the Executive’s annual cash compensation (i.e., annual (gross) base salary and target annual bonus) in connection with a Transaction, as defined in the Equity Plan (as such term is defined below), subject to such other terms and conditions as the Committee and Board may determine.

6.2.	Variable Compensation

6.2.1.
The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that annual variable compensation (which may include plan-based annual bonuses and the value of equity, as set forth in Sections 6.2.2.16 and 6.3 hereof, but excluding special bonuses and sign-on bonus) may constitute up to 85% and 75% of the overall (combined fixed and variable) annual compensation, for the CEO and for other Executives, respectively.

6.2.2.	Bonuses. Bonuses may include plan-based annual bonuses and other bonuses:

6.2.2.1.	Annual Bonus

(a)
With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing a set of objectives for all or any part of the Executives pursuant to measurable criteria, as described in clause (b) below.  The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives.  To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for significant changes in the Company’s business or operations or material changes in the market(s) in which the Company operates during such year.

(b)	The criteria for the Bonus Plan will be categorized in three types, as follows:

•
Company Performance Criteria:  Overall Company performance criteria (may be determined on a Company-wide or divisional basis), which are based on actual financial (whether GAAP or non-GAAP) and operational results, such as (without limitation) achievement of clinical and/or R&D milestones, regulatory approvals, legal targets and quality objectives, success in raising capital, meeting the Company’s budget, business development goals, economic or strategic measures, execution of projects, compliance with corporate governance goals, attainment of other milestones and, once the Company commences product sales, net revenues, sales, operating profit, earnings per share (EPS) and cash flow.  Company criteria shall be the same for all Executives and the extent of meeting Company performance criteria shall determine 80%-100% of the annual bonus for the CEO and 30%-50% of the annual bonus for an Executive other than the CEO.

•
Individual Performance Criteria:  Quantitative individual performance criteria, which are based on the achievement of specific pre-defined goals determined for each individual Executive, in accordance with his or her position.  The extent of meeting individual performance criteria shall determine 30%-50% of the annual bonus for an Executive other than the CEO.  No individual performance criteria shall be determined for the CEO.

•
Managerial Appraisal:  Qualitative individual performance criteria, which may be based on specific pre-defined competencies and behaviors for each individual Executive.  The evaluation of the performance of the CEO shall be performed by the Board and the evaluation of the performance of other Executives shall be performed by the CEO, considering the contribution of the Executive to the Company and its Affiliates and other considerations such as (without limitation) the need to retain an Executive with skills, know-how or unique expertise; the responsibilities imposed on an Executive; changes that occurred in the responsibilities imposed on an Executive during the year; performance satisfaction, including assessing the degree of involvement of an Executive and devotion of efforts in the performance of the Executive’s duties; assessment of an Executive’s ability to work in coordination and cooperation with other employees; and Executive’s contribution to an appropriate control environment and ethical environment.  The managerial appraisal shall determine up to 20% of the Executive’s annual bonus.

When determining the allocation of the above criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO with respect to Executives other than the CEO): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(c)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(d)
The Bonus Plan shall include a minimum percentage of achievement of the performance criteria(s) for a given year that shall be required in order to pay any annual cash bonus to any Executive under the Bonus Plan for such calendar year, less than which threshold(s) will prevent any Executive from qualifying for an annual cash bonus in such calendar year.  Once the minimum threshold(s) are achieved, the formula for calculating the annual cash bonus payout at the end of the year for an Executive may result in a partial bonus payout in the event that an Executive achieves less than 100% of his or her performance criteria.

(e)
The maximum bonus amount per year under the Bonus Plan that an Executive will be entitled to receive for any given calendar year may not exceed 150% of the annual (gross) base salary for the CEO and up to 75% of the annual (gross) base salary of an Executive other than the CEO.

(f)	The Committee and the Board shall be entitled to reduce or cancel an Executive’s annual bonus at their discretion.

(g)
An Executive whose employment shall commence during a bonus year will be entitled to a pro-rated bonus, provided that the Executive has been employed for at least six months during the bonus year; provided, however, that under special circumstances, the Committee and Board may determine (at the CEO’s recommendation in the case of an Executive that is not the CEO) that an Executive whose employment commenced more than six month into the bonus year shall be entitled to a pro-rated bonus.  An Executive whose employment terminated during a bonus year (including upon a change of control event) will be entitled to a pro-rated bonus for that year, other than if the employment was terminated for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the Equity Plan), in which case an Executive shall not be entitled to an annual bonus.

6.2.2.2.	Special Bonuses

(a)
The Terms of Office and Engagement of an Executive may include other bonuses (cash bonus or equity award) payable under special and exceptional circumstances (“Special Bonuses”).  Special Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as, without limitation, execution of projects not within the scope of the annual work plan, exceptional and extraordinary efforts to execute a project within the scope of the annual work plan and exceptional contribution to the Company’s success and promotion of its goals).

(b)	The Special Bonus payable to an Executive may be up to three (3) times the monthly gross base salary (in addition to any annual bonus or Sign-on Bonus (as defined below) (if any)).

6.2.2.3.	Sign-on Bonus

(a)
The Terms of Office and Engagement of a newly hired Executive may include a signing bonus (the “Sign-on Bonus”).  Sign-on Bonuses shall be determined taking into consideration market considerations and the specific circumstances of the newly hired Executive.

(b)
The Sign-on Bonus payable to a newly hired Executive may be up to 30% of such Executive’s annual base salary for the first year of employment (in addition to any annual bonus or Special Bonus (if any)).

6.3.	Equity-Based Compensation

6.3.1.
Equity awards will be made in the manner prescribed by the Company’s 2015 Equity Incentive Plan (including the United States Sub-Plan thereto), as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”).  These may include: options to purchase shares of the Company, share appreciation rights, restricted share units, restricted share awards, performance based awards and any other type of equity compensation that is based on the Company’s securities and may be granted under applicable tax regimes.

6.3.2.
The maximum value (determined as of the date(s) of grant) of all equity awards, in the aggregate, that are granted to a particular Executive on an annual basis shall not exceed 400% of the annual base salary of that Executive in the case of the CEO and 200% of the annual base salary of that Executive in the case of all other Executives.  To determine the maximum annual value of an equity award as of the grant date, the aggregate fair value of the equity award is measured at the grant date and is spread over the vesting period.

6.3.3.
Equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than three (3) years (including periodic vesting dates during such period), with a minimum period of one (1) year prior to the vesting of the first tranche of equity awards granted to Executives.  Such minimum vesting or holding period is an appropriate incentive, on a long-term basis.  As set forth in the Equity Plans, the Equity Plan administrator shall also have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes to the terms of the equity awards (which adjustments, modifications and adjustments may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to Applicable Law.  The maximum term of any option award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.
With respect to an equity award under the Equity Plan that includes an exercise price – the exercise price shall not be lower than the average closing price of the Company’s ordinary shares on the NASDAQ Stock Market during the 30 trading days prior to the date of grant of the award.

6.3.5.
In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment or adjustment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment or adjustment may be applied also to Executives that constitute part of the same group, subject to obtaining all approvals required under Applicable Law.

6.3.6.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan.

6.3.7.
The Company may approve to continue the vesting and/or the exercise eligibility of an Executive’s equity awards after termination of such Office Holder’s service or engagement, in accordance with the provisions of the Equity Plans.

7.	Components of Terms of Office and Engagement of a Director

7.1.	Director Compensation

The Terms of Office and Engagement of a Director (including an External Director) may include a combination of all or any part of the following components.  In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to and determined in accordance with the Companies Law.

Except as set forth in this Section 7, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this Policy.

7.1.1.	Fees and benefits

7.1.1.1.
Periodic fees.  Fees payable with respect to a period of service, typically an annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period of the fee entitlement.

7.1.1.2.	Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

7.1.1.3.	Reimbursement of expenses, including travel, stay and lodging;

7.1.1.4.	Insurance (as set forth in clauses (y) and (z) of Section 6.1.2), exculpation and indemnification;

7.1.1.5.	Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.1.6.	Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.1.2.	Equity Awards

The provisions of Section 6.3 shall apply to awards of equity grants to Directors, except that equity awards to Directors shall not be required to have a minimum period of one year prior to the vesting of the first tranche.

7.2.	Compensation of an Active Chairman of the Board

An “Active Chairman” means a Chairman of the Board whom has been declared as such in view of increased involvement in the Company’s activities and increased time investment in the performance of such position compared to other members of the Board.

In the event that the Chairman of the Board is an Active Chairman, then his or her compensation in such capacity shall be up to two (2) times each of the cash and equity and other compensation and benefits to which the other Directors are entitled in their capacity as Directors pursuant to Section 7.1 above.

The compensation of an Active Chairman shall express, among other things, the scope of involvement in the Company’s activities and the time invested by the Active Chairman in the performance of such position.

8.	Recoupment

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements.  The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than three years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Executive during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case.  Nothing in this Section 8 shall derogate from or limit any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.	Effectiveness; Term

9.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2.
The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceases to be a Public Company.

10.	Non-Exclusivity of this Policy

10.1.
Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2.	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction.  Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

12.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: July 1, 2015

Appendix B

CHECK-CAP LTD.

2015 EQUITY INCENTIVE PLAN

1.	Purposes of the Plan

The purposes of this Equity Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the business of the Company and its subsidiaries. Awards granted under the Plan may be 102 Options, 3(i) Options, SARs, Awards of Restricted Stock, Awards of Restricted Stock Units, Incentive Stock Options, Nonstatutory Stock Options or any combination of the foregoing, as determined by the Administrator at the time of grant.

2.	Definitions

As used herein, the following definitions shall apply:

2.1.	"Affiliate" means any "employing company" within the meaning of Section 102(a) of the Ordinance.

2.2.	"Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

2.3.
"Applicable Laws" means the requirements relating to the administration of stock option plans under Israeli and U.S. state corporate laws, Israeli and U.S. federal and state securities laws, the Code, the Ordinance, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any other country or jurisdiction that may apply to Awards which are granted under the Plan.

2.4.	"Articles" means the Articles of Association of the Company, as amended or restated from time to time.

2.5.
"Award" means any 102 Options, 3(i) Options, SARs, awards of Restricted Stock, awards of Restricted Stock Units, Incentive Stock Options, Nonstatutory Stock Options or any combination of the foregoing, which are granted under the Plan.

2.6.
"Award Agreement" means, with respect to each Award, the applicable signed written agreement between the Company and the Participant setting forth the terms and conditions of an individual Award granted under the plan.

2.7.	"Board" means the Board of Directors of the Company.

2.8.	"Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.9.
"Cause" shall have the meaning ascribed to it in the applicable employment or consulting agreement of Participant. In the absence of such definition, "Cause" shall mean any of the following: (i) the Participant’s theft, dishonesty, or falsification of any Company documents or records; (ii) the Participant’s improper use or disclosure of the Company’s confidential or proprietary information; (iii) any action by the Participant which has a detrimental effect on the Company’s reputation or business; (iv) the Participant’s failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability; (v) any material breach of the Participant of any employment agreement between the Participant and the Company, which breach is not cured within thirty (30) days pursuant to the terms of such agreement; or (vi) the Participant’s conviction (including any plea of guilty) of any criminal act which impairs the Participant’s ability to perform his or her duties with the Company. For purposes of the definition of Cause, with respect to a Participant employed by or providing services to a Parent or Subsidiary of the Company, the term "Company" shall also include the Parent or Subsidiary employing or engaging the services of the Participant.

2.10.	"Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

2.11.	"Company" means Check-Cap Ltd., an Israeli company.

2.12.
"Consultant" means any person who is engaged by the Company or any Parent or Subsidiary to render consulting or advisory services to such entity, including any employees of such person and including a non-Employee Director of the Company or any Parent or Subsidiary thereof. A Participant shall not cease to be a Consultant in case of any temporary interruption in such person’s availability to provide services to the Company, its Parent, any Subsidiary, or any successor, which has been authorized in writing by the engaging company (or by the Parent or Subsidiary) prior to its commencement.

2.13.	"Controlling Shareholder" shall have the meaning ascribed to it in Section 32(i) of the Ordinance.

2.14.	"Director" means a member of the Board of Directors of the Company or any Parent or Subsidiary.

2.15.	"Eligible Recipient" means an Employee or Consultant.

2.16.
"Employee" means any person, including Officers and Directors, employed by the Company, or any Parent or Subsidiary of the Company, with or without payment. Subject to the provisions of any Applicable Law, a Participant shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company (or by the Parent or Subsidiary that employs the person) or (ii) transfers between locations of the Company (or the Parent or Subsidiary that employs the person) or between the Company, its Parent, any Subsidiary, or any successor.

2.17.	"Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.18.	"Employing Company" shall have the meaning ascribed to it in Section 102(a) of the Ordinance.

2.19.	"Exercise Price" means the per share price at which a holder of an Award may purchase Shares issuable upon exercise of the Award.

2.20.	"Fair Market Value" means, as of any date, the value of Shares determined as follows:

(i)
If the Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable (if the Shares are listed or quoted on more than one established stock exchange or national market system, the Administrator shall determine the appropriate exchange or system);

(ii)
If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination; or

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.

2.21.	"Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

2.22.
"Israeli Employee" means a person who is a resident of the state of Israel or who is deemed to be a resident of the state of Israel for tax purposes, and who is an Employee or an Office Holder ("Nose Missra") of the Company, or any Parent or Subsidiary of the Company, in each case excluding a person who is a Controlling Shareholder prior to the issuance of the relevant Award or as a result thereof.

2.23.
"Israeli Non-Employee" means a person who is a resident of the state of Israel or who is deemed to be a resident of the state of Israel for tax purposes, and who is (i) a Consultant, who is not an Employee, or (ii) a Controlling shareholder (whether or not an employee of the Company or any Parent or Subsidiary thereof) prior to the issuance of the relevant Option or as a result thereof.

2.24.	"ITA" means the Israeli Income Tax Authorities.

2.25.	"Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

2.26.	"Officer" or "Office Holder" shall have the meaning ascribed to it in the Israeli Companies Law, 5759-1999, as amended from time to time.

2.27.	"Non-Trustee 102 Option" means an Option granted to an Employee pursuant to Section 102(c) of the Ordinance, which is not required to be held in trust by a Trustee.

2.28.	"Option" means a stock option granted pursuant to the Plan (including 102 Options, 3(i) Options, Incentive Stock Options and Nonstatutory Stock Options).

2.29.	"Option Exchange Program" means a program whereby outstanding Options are exchanged for Options with a lower Exercise Price.

2.30.
"Ordinance" means the Israeli Income Tax Ordinance (New Version), 1961, as amended, the rules promulgated thereunder, or any law or regulations which shall replace the Ordinance or Sections 3(i) or 102 promulgated thereunder.

2.31.	"Parent" means a company, whether now or hereafter existing, to which the Company is a Subsidiary.

2.32.
"Participant" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority in Section 4 below, to receive grants of Options, SARs, Restricted Stock, Resticted Stock Units or any combination of the foregoing.

2.33.	"Plan" means this 2015 Equity Incentive Plan.

2.34.	"Restricted Stock" means Shares subject to certain restrictions granted pursuant to Section 18 below.

2.35.	"Restricted Stock Unit" means a right granted under and subject to restrictions pursuant to Section 19 below.

2.36.	"SAR" means a stock appreciation right granted under the Plan and described in Section 20 below.

2.37.	"Share" means an Ordinary Share of the Company, having a nominal value of NIS 0.20, as may be adjusted in accordance with Section 21 below.

2.38.	"Section 102" means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as amended or replaced from time to time.

2.39.
"Subsidiary" means any company, whether now or hereafter existing, other than the first company, in an unbroken chain of companies, if each of the companies (other than the last company) in the unbroken chain, owns shares possessing more than fifty percent (50%) of the total combined voting power of all classes of shares in one of the other companies in such chain.

2.40.	"Successor Company" means a successor corporation in a Transaction or any parent or Affiliate thereof, as determined by the Administrator in its discretion.

2.41.
"Transaction" means: (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all or substantially all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; or (iv) such other transaction or set of circumstances that is determined by the Administrator, in its discretion, to be a transaction subject to the provisions of Section 21.4 below; excluding (a) any of the above transactions in clauses (i) through (iv) with a wholly-owned subsidiary (directly or indirectly) of the Company for the purpose if reincorporating the Company in another jurisdiction, (b) any of the above transactions in clauses (i) through (iii) if the Administrator determines that such transaction should be excluded from the definition hereof and the applicability of Section 21.4 below, (c) any of the above transactions in clauses (i) through (iv) in which shareholders of the Company prior to the transaction will maintain more than fifty percent (50%) of the voting power of the resulting or surviving entity after the transaction (provided, however, that shares of the resulting or surviving entity held by shareholders of the Company acquired by means other than the exchange or conversion of the shares of the Company shall not be used in determining if the shareholders of the Company own more than fifty percent (50%) of the voting power of the resulting or surviving entity (or its parent), but shall be used for determining the total outstanding voting power of the resulting or surviving entity); (d) any of the above transactions in clauses (i) through (iv) in connection with an issuance of securities by the Company as part of a transaction financing.

2.42.
"Trustee" means any person or entity appointed by the Company, any of its Parents or any of its Subsidiaries, as applicable, and approved by the ITA, to serve as a trustee, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.43.	"Trustee 102 Option" means an Option granted pursuant to the rules set in Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

2.44.	"102 Option" means an Option granted under the rules of Section 102 of the Ordinance, as amended, or any law or regulations, which shall replace Section 102.

2.45.
"102 Capital Gain Options (102 CGO)" means a Trustee 102 Option elected and designated by the Employing Company to qualify for capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

2.46.
"102 Ordinary Income Option (102 OIO)" means a Trustee 102 Option elected and designated by the Employing Company to qualify for ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.47.	"3(i) Option" means an Option granted under the rules of Section 3(i) of the Ordinance, as amended, or any law or regulations, which shall replace Section 3(i).

3.	Shares Subject to the Plan

Subject to the provisions of Section 21 of the Plan, the aggregate number of Shares reserved and available for grant of Awards under the Plan is equal to the sum of: (i) 2,029,268, constituting the currently remaining shares authorized but unissued under the Check-Cap LLC 2006 Unit Option Plan (the "2006 Plan") which are being "rolled over" to this Plan and shall, as of the effective date hereof, cease to be available for issuance under the 2006 Plan; and (ii) any Shares under currently outstanding and unexercised options that were granted under the 2006 Plan (i.e., up to 1,685,364 Ordinary Shares as of the date hereof), that are cancelled, forfeited or expire without being exercised following the date hereof and which are being "rolled-over" to this Plan, or such other number of Shares as the Board shall determine from time to time. The Shares may be authorized but unissued, or reacquired Shares. Such Shares may consist, in whole or in part, of authorized and unissued shares or treasury shares.

If and to the extent that an Option or SAR expires, terminates or is canceled or forfeited for any reason without having been exercised in full, the Shares associated with that portion of that Option or SAR which was not exercised will again become available for grant under the Plan. Similarly, if and to the extent an Award of Restricted Stock or Restricted Stock Units is canceled or forfeited for any reason, the Shares subject to that Award will again become available for grant under the Plan. Shares withheld in settlement of a tax withholding obligation associated with an Award, or in satisfaction of the Exercise Price payable upon exercise of an Award, will again become available for grant under the Plan. If any Award or portion thereof is settled for cash, the Shares attributable for such cash settlement will again become available for grant.

4.	Administration of the Plan

4.1.
Administrator. The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws. Notwithstanding the above, the Board shall automatically have residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

4.2.
Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities and compliance with all Applicable Laws, the Administrator shall have the full power and authority at its sole discretion, from time to time and at any time:

(i)	To determine whether and to what extent Awards are to be granted hereunder to Participants;

(ii)	To determine and/or amend the Exercise Price of the Awards;

(iii)	To determine and/or amend the terms of payment for the Shares;

(iv)	To select the Eligible Recipients to whom Awards may from time to time be granted hereunder;

(v)	To determine the number of Shares to be covered by each Award granted hereunder;

(vi)	To approve forms of agreement for use under the Plan;

(vii)
To determine the terms and conditions of any Award granted hereunder. Such terms and conditions shall include, but shall not be limited to, the Exercise Price, the time or times and the extent to which the Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, at its sole discretion, shall determine;

(viii)	To determine the Fair Market Value of the shares covered by each Award;

(ix)	To make an election as to the type of 102 Option;

(x)	To establish or alter any restrictions or conditions of any Award or Shares subject to any Award;

(xi)
To prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(xii)	To authorize conversion or substitution under the Plan of any or all Awards and to cancel or suspend Awards, as necessary, provided the material interests of the Participants are not harmed;

(xiii)	To construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(xiv)	To alter, revise or otherwise adjust the terms of the Plan and the Award Agreement, as may be required pursuant to any applicable laws of local or foreign jurisdictions;

All the abovementioned powers and actions may be taken by the Adminstrator at the date of grant of the Award and/or at any time thereafter.

4.3.
In the event of a tie vote with respect to any matter brought before the Administrator, such matter shall be presented to the Board and the decision of the Board shall be final with respect to such matter.

4.4.
Neither the Trustee nor any member of the Board or the Committee shall be liable to the Company or to any Participant, for any action or determination taken or made in good faith as a Committee member in the course of administrating the Plan. Each member of the Board or the Committee shall be indemnified and held harmless by the Company or by any Participant against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own fraud or bad faith, all to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's charter documents, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.5.	Effect of Administrator’s Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants.

5.	Term of Plan

5.1.	The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 23 below.

5.2.	Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

6.	Eligibility

Awards may be granted to Participants and to persons to whom offers of employment or engagement as Employees or Consultants have been extended.

7.	Options to Non Israeli Participants

7.1.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Nonstatutory Stock Options may be granted to non-Israeli Employees and non-Israeli Consultants and Incentive Stock Options may be granted only to non-Israeli Employees.

7.2.
Each Option granted to Non Israeli Participants shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option, unless the Administrator determines otherwise at any time and subject to Applicable Laws. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, then unless the Administrator determines otherwise at any time and subject to the requirements of any applicable law, such options shall be treated as Nonstatutory Stock Options. For purposes of this Section, Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the option with respect to such Shares is granted.

8.	Options to Israeli Participants

8.1.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Israeli Employees may be granted only 102 Options and Israeli Non-Employees may be granted only 3(i) Options. In each case, such options shall be subject to the terms and conditions of the Ordinance.

8.2.	The Employing Company may designate 102 Options granted to Israeli Employees pursuant to Section 102 as Non-Trustee 102 Options or as Trustee 102 Options.

9.	Trustee 102 Options

9.1.
Options granted pursuant to this Section 9 are intended to constitute Trustee 102 Options and are subject to the provisions of Section 102 and the general terms and conditions specified in the Plan, except for such provisions of the Plan applying to options under a different tax law or regulation.

9.2.	Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Trustee 102 Options may be granted only to Israeli Employees.

9.3.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Trustee 102 Options shall be classified as either 102 CGO or 102 OIO, subject to the terms and conditions of Section 102 and the provisions of the Plan.

9.4.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, no Trustee 102 Options may be granted under this Plan, unless the Employing Company’s election of the type of Trustee 102 Options granted to Israeli Employees, 102 CGO or 102 OIO (the "Election"), is appropriately filed with the ITA.

9.5.
After making an Election, unless the Administrator determines otherwise at any time and subject to Applicable Laws, the Company may grant only the type of Trustee 102 Options it has elected (i.e. 102 CGO or 102 OIO), and the Election shall apply to all grants to Participants of Trustee 102 Options until such Election is changed pursuant to the provisions of Section 102(g) of the Ordinance. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, the Employing Company may change such Election only after the passage of at least one year following the end of the year during which the applicable Employing Company first granted Trustee 102 Options in accordance with the previous Election.

9.6.	For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee 102 Options or 3(i) Options simultaneously with the grant of Trustee 102 Options.

9.7.	The grant of Trustee 102 Options shall be conditioned upon the approval (or the deemed approval pursuant to the provisions of section 102(a) of the Ordinance) of the Plan and the Trustee by the ITA.

9.8.
Unless the Administrator determines otherwise at any time ans subject to Applicable Laws, Trustee 102 Options may be granted only after the passage of thirty (30) days (or a shorter period as and if approved by the ITA) following the delivery by the appropriate Employing Company to the ITA of a request for approval of the Plan and the Trustee according to Section 102, as mentioned in section 9.4 above.

9.9.
Notwithstanding the foregoing paragraph, if within ninety (90) days of delivery of the abovementioned request, the appropriate ITA officer notifies the Employing Company of his or her decision not to approve the Plan or the Trustee, the Options that were intended to be granted as a Trustee 102 Options shall be deemed to be Non-Trustee 102 Options, unless otherwise determined by the ITA officer.

9.10.
Anything herein to the contrary notwithstanding, all Trustee 102 Options granted under this Plan shall be granted or issued to a Trustee. The Trustee shall hold each such Trustee 102 Option, all Shares issued upon exercise thereof, and all other securities received following any exercise or realization of rights, including bonus shares, in trust for the benefit of the Participant in respect of whom such Option was granted. All certificates representing Options or Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Options or Shares are released from the trust.

9.11.
With respect to 102 CGO and 102 OIO, the Options or Shares issued upon the exercise thereof and all rights related to them, including bonus shares, will be held by the Trustee for such period of time as required under Section 102 (currently, at least 24 months (in case of a 102 CGO) and 12 months (in case of a 102 OIO), from the date on which such Option was issued and deposited with the Trustee) or a shorter period as approved by the ITA (hereinafter, the "Holding Period"), under the terms set forth in Section 102.

9.12.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, in accordance with Section 102, the Participant shall not sell, cause the release from trust, or otherwise dispose of, any Trustee 102 Option, any Share issued upon the exercise thereof, or any rights related to them, including bonus shares, until the end of the applicable Holding Period. Notwithstanding the foregoing but without derogating from the provisions of the Plan and the terms and conditions set forth in the Award Agreement, if any such sale, release, or disposition occurs during the Holding Period, then the provision of Section 102, relating to non-compliance with the Holding Period, will apply and all sanctions under Section 102 shall be borne by the Participant.

9.13.
Anything herein to the contrary notwithstanding, the Trustee shall not release any Options which were not already exercised into Shares by the Participant, nor release any Shares issued upon exercise of the Trustee 102 Options or rights related thereto, including bonus shares, prior to the full payment of the Exercise Price and Participant’s tax liability arising from the Trustee 102 Options which were granted to him or her.

9.14.
In the event that a stock split shall be effected or bonus shares shall be issued on account of the Shares which have been issued for the Participant’s benefit, such new split or bonus shares shall be transferred by the Company to the Trustee to hold for such Participant's benefit.

9.15.
The validity of any order given to the Trustee by a Participant shall be subject to the approval of the Company. The Company shall render its decision regarding orders given by any Participant to the Trustee within a reasonable period of time. The Company shall not be required to approve any order which is incomplete, is not in accordance with the provisions of this Plan and the relevant Award Agreement or which the Company believes should not be executed for any reasonable reason. The Company shall notify the Participant of the reason for not approving his/her order. Approval by the Company of any order given to the Trustee by a Participant shall not constitute proof of the Company’s recognition of any right of such Participant.

9.16.
Without derogating from the aforementioned, the Administrator shall have the authority to determine the specific procedures and conditions of the trusteeship with the Trustee in a separate agreement between the Company and the Trustee.

9.17.	In the event that the requirements for the Trustee 102 Options are not met, then the Trustee 102 Options shall be regarded as Non-Trustee 102 Options.

9.18.
Upon receipt of a Trustee 102 Option, the Participant will sign an Award Agreement under which such Participant will agree to be subject to the trust agreement between the Company and/or its Subsidiaries and the Trustee, stating, inter alia, that the Trustee will be released from any liability in respect of any action or decision duly taken and executed in good faith in relation to this Appendix, or any Trustee 102 Option or Share issued to him or her thereunder.

10.	Fair Market Value For Israeli Tax Purposes

Without derogating from Section 2.20 and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant of a 102 CGO the Company's shares are listed on any established stock exchange or a national market system, or if the Company's shares are registered for trading within ninety (90) days following the date of grant of the 102 CGO, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as applicable, unless the Administrator determines otherwise at any time and subject to Applicable Laws.

11.	Integration of Section 102 and Tax Assessing Officer's Permit

Unless the Administrator determines otherwise at any time and subject to Applicable Laws, with respect to Trustee 102 Options, the provisions of the Plan and the Award Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer's permit (to the extent that such permit is issued) (the "Permit"), and said provisions and Permit shall be deemed an integral part of the Plan and the Award Agreement.

12.	Non-Trustee 102 Options

12.1.
Options granted pursuant to this Section 12 are intended to constitute Non-Trustee 102 Options and are subject to the provisions of Section 102 and the general terms and conditions specified in the Plan, except for such provisions of the Plan applying to Options granted under a different tax law or regulations.

12.2.	Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Non-Trustee 102 Options may be granted only to Israeli Employees.

12.3.
Non-Trustee 102 Options shall be granted pursuant to the Plan may be issued directly to the Israeli Employee or to a trustee appointed by the Administrator in his\its sole discretion. In the event that the Administrator determines that Non-Trustee 102 Options, and Shares issued upon the exercise thereof, shall be deposited with a trustee, the provisions of Sections 9.10, 9.13, and 9.17 hereof shall apply, mutatis mutandis.

12.4.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, in the event that an Israeli Employee who was granted a Non-Trustee 102 Option is an employee of the Company, or any Parent or Subsidiary thereof, such employee will be obligated to provide his employer, upon the termination of his employment for any reason, with a security or guarantee to cover any future tax obligation resulting from the grant, exercise or disposition of the Option or the Shares issuable upon the exercise thereof, in the form satisfactory to such employer in the latter’s sole discretion.

13.	3(i) Options

13.1.
Options granted pursuant to this Section 13 are intended to constitute 3(i) Options and are subject to the provisions of Section 3(i) of the Ordinance and the general terms and conditions specified in the Plan, except for provisions of the Plan applying to Options granted under a different tax law or regulations.

13.2.	Unless the Administrator determines otherwise at any time and subject to Applicable Laws, 3(i) Options may be granted only to Israeli or foreigners Non-Employees.

13.3.
3(i) Options that shall be granted pursuant to the Plan may be issued directly to the Israeli and foreigners Non-Employee or to a trustee appointed by the Administrator in his\its sole discretion. In the event that the Administrator determines that 3(i) Options, and Shares issued upon the exercise thereof, shall be deposited with a trustee, the provisions of Sections 9.10, 9.13, and 9.17 hereof shall apply, mutatis mutandis.

14.	General Provisions

14.1.
Term of Option. The expiration date of the term of each Option shall be stated in the Award Agreement (the "Expiration Date"); provided, however, that in no event the term of any Option shall be more than ten (10) years from the date of grant thereof. Each unexercised Option shall automatically expire and shall no longer be exercisable immediately upon the earlier of: (i) the Expiration Date of such Option (as set forth in the applicable Award Agreement), or (ii) at the time at which such Option otherwise expires pursuant to the terms of the Plan.

14.2.	Option Exercise Price and Consideration

(i)
The per share Exercise Price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator at any time at its sole and absolute discretion, subject to any Applicable Laws.

(ii)
The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator at the time of grant and/or at any time thereafter, subject to any Applicable Law. Such consideration may consist of (1) cash; (2) check; (3) previously acquired Shares based on the Fair Market Value of the Shares on the date the Option is exercised; (4) a cashless exercise method, whereby the Option Exercise Price will not be due in cash and where the number of Shares issued upon such exercise will be equal to: (A) the product of (i) the number of Shares as to which the Option is then being exercised, and (ii) the excess, if any, of (a) the then current Fair Market Value per Share over (b) the Option Exercise Price, divided by (B) the then current Fair Market Value per Share; (5) any combination of the foregoing methods of payment; or (6) any other method as shall be determined by the Adminsitrator at its sole discretion.

14.3.	Manner of Exercising the Option

(i)
Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof, at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement and in accordance with the requirements of Section 102 of the Ordinance, if applicable.

(ii)	In the event of any conflict between the terms and conditions of an Award Agreement and the terms hereof, the terms hereof shall control, unless explicitly provided otherwise in the Award Agreement.

(iii)	Unless the Administrator provides otherwise at any time, vesting of Options granted hereunder shall be ceased during any unpaid leave of absence.

(iv)
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, an Option shall be deemed exercised when the Company receives: (i) written notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Shares issued upon exercise of an Option (excluding Shares underlying a 102 Option, which Shares shall be issued in the name of the Trustee) shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse.

(v)
Until the applicable Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, nor shall the Participants be deemed to be a class of shareholders or creditors of the Company for the purpose of the operation of sections 350 and 351 of the Israeli Companies Law, 5759-1999 or any successor to such sections.

(vi)
The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right, including without limitation, in connection with rights offering, for which the record date is prior to the date the Shares are issued, except as provided in Section 21 hereof.

(vii)
Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(viii)	An Option may not be exercised for fractional shares.

15.	Non-Transferability of Options

15.1.
Unless the Administrator determines otherwise at any time and subject to Applicable Laws, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant.

15.2.
Without derogating from the foregoing and unless the Administrator determines otherwise at any time and subject to Applicable Laws, for as long as Options or Shares purchased upon the exercise thereof are held by the Trustee on behalf of the Participant, all rights of the Participant with respect to such Options and Shares shall be personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

15.3.
Without derogating from the inherent power of the shareholders of the Company to alter or modify the rights of the Company’s shares, the Administrator may impose on any Participant such additional restrictions on the transfer of Shares as the Administrator may determine at the time that Options are granted to the Participant or as may be agreed to by the Administrator and the Participant following purchase of said Shares upon exercise of such Options under this Plan or upon termination of the Participant’s employment or service with the Company. Such additional restrictions shall be included in the Award Agreement entered into between the Company and the Participant, or, upon agreement of the Participants, or in this Plan.

16.	Rights and Restrictions Attaching to the Shares

16.1.
Equal Rights. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, the Shares shall have equal rights for all intents and purposes as the rights attached to Shares of the Company according to the Articles, subject also to the provisions of this Plan and the Award Agreement. Any change to Articles which modify rights attaching to the Company’s shares shall also apply to the Awards and the Shares. The provisions of the Plan shall remain applicable, with the necessary modifications arising from any such amendment. The grant of Awards or the issuance of Shares under this Plan shall not entitle any Participant to receive any compensation in the event of any change to the Company's capital.

16.2.
Dividend Rights. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, all Shares issued upon the exercise of Options granted under the Plan, shall entitle the Participant thereof, or the Trustee for the benefit of Participant, subject to any applicable taxation on distribution of dividends and, when applicable, subject to the provisions of Section 102, to receive dividends with respect thereto in accordance with the Articles, provided, however, that Participant, or the Trustee for the benefit of Participant, shall have no right to dividends or distribution or other right, including without limitation in connection with rights offering, with respect to Shares for which the record date is prior to the date on which the Participant shall have become the holder of record.

17.	Termination of Relationship as an Employee or as a Consultant

17.1.
Subject to the provisions of Sections 17.4 and 17.5 below, if a Participant ceases to be an Employee or a Consultant, such Participant may exercise his or her Option or SAR within such additional period of time beyond the date of such termination as is specified in the applicable Award Agreement (and with respect to Options, solely to the extent that the Option is vested on the date of such termination), but in no event later than the Expiration Date of such Option or SAR (for the purpose of this Section 17.1 the "Extended Period"). In the absence of a specified Extended Period in the Award Agreement and unless the Administrator determines otherwise at any time, the Option (solely to the extent that the Option is vested on the date of such termination) and/or SAR shall remain exercisable for, and the Exetnded Period shall be deemed to be, three (3) months following the Participant’s termination (but in no event later than the Expiration Date of such Option or SAR). If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall automatically revert to the Plan and shall no longer be exercisable. If, after termination of engagement with the Company, the Participant does not exercise the vested portion of his or her Option and/or the SAR within the Extended Period, the Option and/or SAR shall forthwith terminate, and the Shares covered by such Option and/or SAR shall automatically revert to the Plan. For the avoidance of doubt, Awards granted hereunder shall not continue to vest during the Extended Period.

17.2.
At any time, including following the date on which an Award is granted the Administrator, at its sole and absolute discretion and without such act constituting a precedent in respect of any other Participant, shall be entitled to extend the period during which the Participant shall be entitled to exercise his\her vested Options and/or SAR, by a period to be fixed by the Administrator.

17.3.
Anything in this Plan to the contrary notwithstanding, but subject to the provisions of section 102 of the Ordinance and the tax regulations thereto, if a Participant ceases to be an Employee or a Consultant of the Company or any Parent or Subsidiary thereof, but continues to be employed or provide services to the Company or any other Parent or Subsidiary thereof, such Participant will be deemed for the purpose of this Section 17 to have continuously remained an Employee or a Consultant of the Company (as applicable) during such term, and his/her Awards shall vest pursuant to their original terms. Notwithstanding anything to the contrary hereinabove, unless the Administrator determines otherwise at any time and subject to Applicable Laws, if termination of Participant is for Cause, the entire unexercised Option (whether vested or not) and/or SAR shall ipso facto terminate and the Shares covered by such Option shall automatically revert to the Plan.

17.4.
Retirement. If a Participant should retire, he/she may, subject to the approval of the Administrator (at its sole discretion), continue to enjoy such rights, if any, with respect to his/her Awards under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Administrator, at its sole discretion, may determine at the time of such retirement or at any time theretofore.

17.5.
Death or Disability of Participant. If Participant engagement with the Company as an Employee or a Consultant is terminated as a result of the Participant’s death or permanent disability ("Disability"), the Participant (or, if the Participant died, the Participant’s estate or any person who acquired the right to exercise the Option by bequest or inheritance) may exercise his or her Option and/or SAR within such additional period of time thereafter as is specified in the Award Agreement (which period shall be of at least six (6) months) (and with respect to Options, to the extent the Option is vested on the date of such termination), but in no event later than the Expiration Date of the such Option and/or SAR (for the purpose of this Section 17.5 the "Extended Period"). In the absence of a specified Extended Period in the Award Agreement, the Option, to the extent it is vested on the date of such termination, and/or the SAR shall remain exercisable for, and the Exetnded Period shall be deemed to be, twelve (12) months following the Participant’s termination, or any longer period determined by the Administrator (but in no event later than the Expiration Date of such Option and/or SAR). If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall automatically revert to the Plan and shall no longer be exercisable. If, after termination, the the vested portion of the Participant's Option and/or SAR are not exercised within the applicable Extended Period, the Option and/or SAR shall forthwith terminate, and the Shares covered by such Option and/or SAR shall automatically revert to the Plan. For the avoidance of doubt, the Awards granted hereunder shall not continue to vest during the Extended Period.

18.	Restricted Stock

18.1.
Awards of Restricted Stock may be issued either alone or in addition to other Awards granted under the Plan (including, without limitation, under Section 102). The Administrator shall determine, at its sole discretion, the Eligible Recipients to whom, and the time or times at which, Awards of Restricted Stock shall be made, the number of Shares to be awarded, the Exercise Price, if any, to be paid by the Participant for the acquisition of Restricted Stock, the Restricted Period (as defined in Section 18.3(i) below) and all other conditions of the Awards of Restricted Stock. The Administrator may also condition the grant of the Award of Restricted Stock upon the exercise of Options, or upon such other criteria as the Administrator may determine, at its sole discretion. The provisions of the Awards of Restricted Stock need not be the same with respect to each Participant.

18.2.	Awards and Certificates

(i)
The prospective recipient of Awards of Restricted Stock shall not have any rights with respect to any such Award, unless and until such recipient has executed an Award Agreement evidencing the Award (a "Restricted Stock Award Agreement") and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify at any time) after the Award date and has otherwise complied with the applicable terms and conitions of such Award.

(ii)
Except as otherwise provided below in Section (iii), (a) each Participant who is granted an Award of Restricted Stock shall be issued a share certificate in respect of such Shares of Restricted Stock, and (b) such certificate shall be registered in the name of the Participant (or, if so determined by the Administrator or required under any Applicable Law – such certificate shall be registered in the name of the Trustee), and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award.

(iii)
The Company may require that the share certificates evidencing Restricted Stock granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award.

18.3.	Restrictions and Conditions

Unless the Administrator determines otherwise at any time and subject to Applicable Laws, the Awards of Restricted Stock granted pursuant to this Section 18 shall be subject to the following restrictions and conditions:

(i)
Subject to the provisions of the Plan and the Restricted Stock Award Agreement governing any such Award, during such period as may be set by the Administrator commencing on the date of grant (the "Restricted Period"), the Participant shall not be permitted to sell, transfer, pledge, assign or otherwise dispose Shares of Restricted Stock awarded under the Plan; provided, however, that the Administrator may at any time and at its sole discretion, provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, at its sole discretion, including, but not limited to, the attainment of certain performance related goals, the Participant's termination of employment or service as a director, consultant or advisor to the Company, any Subsidiary or Affiliate, the Participant's death or permanent disability or the occurrence of a Transaction.

(ii)
Once the Participant has been issued a certificate or certificates for Restricted Stock or the Restricted Stock has been issued in the Participant’s name by book-entry registration, the Participant will have, with respect to the Restricted Stock, the right to vote the Shares, but will not have the right to receive any cash distributions or dividends prior to the lapse of the Restriction Period unless otherwise determined by the Adminstrator at any time and subject to Applicable Laws. If any cash distributions or dividends are payable with respect to the Restricted Stock, the Administrator, in its sole discretion, may require the cash distributions or dividends to be subjected to the same Restriction Period as is applicable to the Restricted Stock with respect to which such amounts are paid, or, if the Administrator so determines, to allocate such cash distributions or dividends among all other eligible shareholders, or to reinvest such cash distributions or dividends in additional Restricted Stock to the extent Shares are available under Section 3 of the Plan. If the Administrator determines that cash distributions or dividends shall be payable with respect to the Restricted Stock, such dividends shall be paid or distributed at the end of the Restriction Period and a Participant shall not be entitled to interest with respect to any such dividends or distributions subjected to the Restriction Period. Unless otherwise determined by the Adminstrator at any time subject to Applicable Laws, any distributions or dividends paid in the form of securities with respect to Restricted Stock will be subject to the same terms and conditions as the Restricted Stock with respect to which they were paid, including, without limitation, the same Restriction Period.

(iii)
Subject to the provisions of the applicable Award Agreement or as otherwise determined by the Administrator at any time, if a Participant’s service or employment with the Company, its Subsidiary or Parent terminates prior to the expiration of the applicable Restriction Period, the Participant’s Restricted Stock and any associated dividends, if any, that then remain subject to forfeiture will then be forfeited automatically. Upon forfeiture of Restricted Stock, the Participant shall have no further rights with respect to such Restricked Stock.

(iv)
In the event that Awards of Restricted Stock are granted to Israeli Employees, such grant shall be subject to the provisions of Section 102 and the provisions of Sections 8, 9, 10, 11, 12, and 14 hereof shall apply to such Award, mutatis mutandis.

19.	Restricted Stock Units

Subject to the other terms of the Plan, the Administrator may grant Restricted Stock Units to Eligible Recipients, either alone or in addition to other Awards granted under the Plan, (including under Section 102) and may at any time, in its sole and absolute discretion, impose conditions on such units as it may deem appropriate, including, without limitation, continued employment or service of the Participant or the attainment of specified individual or corporate performance goals. Each Restricted Stock Unit shall be evidenced by an Award Agreement in the form that is approved by the Administrator. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, each Restricted Stock Unit will represent a right to receive from the Company, upon fulfillment of any applicable conditions, an amount equal to the Fair Market Value (at the time of the distribution) of one Share. Distributions may be made in cash and/or Shares. All other terms governing Restricted Stock Units, such as vesting, time and form of payment and termination of units shall be set forth in the applicable Award Agreement. The terms governing the Restricted Stock Units need not be the same with respect to each Participant. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, the Participant shall not have any shareholder rights with respect to the Shares subject to a Restricted Stock Unit Award until that Award vests and any Shares are actually issued thereunder. Unless the Administrator determines otherwise at any time and subject to Applicable Laws, a Participant will not be permitted to sell, transfer, pledge, assign or otherwise encumber Restricted Stock Units awarded under the Plan. Subject to the provisions of the applicable Award Agreement or as otherwise determined by the Administrator at any time, if a Participant’s service with the Company, its Subsidiary or Parent terminates prior to the Restricted Stock Unit Award vesting, the Participant’s Restricted Stock Units that then remain subject to forfeiture will then be forfeited automatically. Upon forfeiture of Restricted Stock Units, the Participant shall have no further rights with respect to such Restricted Stock Units.

20.	Stock Appreciation Rights

20.1.
Nature of Award.  Unless otherwise determined by the Administrator at any time and subject to Applicable Law, upon the exercise of a SAR, its holder will be entitled to receive an amount equal to the excess (if any) of: (i) the Fair Market Value of the Shares covered by such SAR as of the date such SAR is exercised, over (ii) the Fair Market Value of the Shares covered by such SAR as of the date such SAR was granted. Such amount may be paid in either cash and/or Shares, as determined by the Administrator at any time, in its sole and absolute discretion.

20.2.
Terms and Conditions. Unless otherwise determined by the Administrator at any time and subject to Applicable Law, the Award Agreement evidencing any SAR will incorporate the following terms and conditions and will contain such additional terms and conditions, as the Administrator deems appropriate in its sole and absolute discretion:

(i)	Term of SAR. Unless otherwise specified in the applicable Award Agreement, the term of a SAR will be ten (10) years.

(ii)
Exercisability. SARs will vest and become exercisable at such time or times and subject to such terms and conditions as will be determined by the Adminstrator at the time of grant or at any time thereafter, subject to Applicable Laws.

(iii)
Method of Exercise. Subject to terms of the applicable Award Agreement, the exercisability provisions of Section 20.2(ii) and the termination provisions of Section 17 above, SARs may be exercised in whole or in part from time to time during their term by delivery of written notice to the Company specifying the portion of the SAR to be exercised.

(iv)
Termination of Service. Unless otherwise specified in the applicable Award Agreement, SARs will be subject to the terms of Section 17 with respect to exercise upon termination of employment or other service.

(v)
Non-Transferability. Except as may otherwise be specifically determined by the Administrator at any time with respect to a particular SAR: (A) SARs may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent or distribution, and (B) during the Participant’s lifetime, SARs will be exercisable only by the Participant (or, in the event of the Participant’s Disability, by his personal representative).

21.	Adjustments

21.1.
Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the Exercise Price of Shares covered by each such outstanding Award, may be proportionately adjusted upon any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend (if so determined by the Board upon the issuance of such stock dividend), combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

21.2.
Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any or all outstanding Awards will terminate immediately prior to the consummation of such proposed action. The Administrator may, in the exercise of its sole discretion in such instances, declare that any Award shall terminate as of such other date fixed by the Administrator and give each Participant the right to exercise his\her Award as to all or any part of the Shares, including Shares as to which the Award would not otherwise be exercisable.

21.3.
Changes to Plan. The Administrator shall be entitled, from time to time, to update and/or change the terms of this Plan, in whole or in part, at its sole discretion, provided that in the Board’s opinion such a change shall not materially derogate from the terms of the Awards or Shares issued under this Plan. The Board shall be entitled to terminate this Plan at any time provided such termination does not materially affect the rights of Participants, to whom Awards have been granted.

21.4.
Transaction. Without derogating from the Administrator’s general authority and power under this Plan, in the event of a Transaction the following shall occur, without the Participant’s consent and action and without any prior notice requirement:

21.4.1
Unless otherwise determined by the Administrator in its sole and absolute discretion, any Award then outstanding shall be assumed or be substituted by the Company, or by a Successor Company, under terms as determined by the Administrator or the terms of this Plan applied by the Successor Company to such assumed or substituted Awards;

For the purposes of this Section 21.4.1, the Award shall be considered assumed or substituted if, following a Transaction, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Transaction, either (i) the consideration (whether stock, cash, or other securities or property, or any combination thereof) distributed to or received by holders of Shares in the Transaction for each Share held on the effective date of the Transaction (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Administrator), or (ii) regardless of the consideration received by the holders of Shares in the Transaction, solely shares or any type of Awards (or their equivalent) of the Successor Company at a value to be determined by the Administrator in its discretion, or a certain type of consideration (whether stock, cash, or other securities or property, or any combination thereof) as determined by the Administrator.  Any of the above consideration referred to clauses (i) and (ii) may be subject to vesting, expiration and other terms as determined by the Administrator in its discretion and may differ from the vesting, expiration and other terms applying on the Awards immediately prior to the Transaction.  The foregoing shall not limit the Administrator's authority to determine, in its sole discretion and in compliance with all Applicable Laws, that in lieu of such assumption or substitution of Awards for Awards of the Successor Company, such Award will be substituted for any other type of asset or property, including as set forth in Section 21.4.2 hereunder.

21.4.2	Regardless of whether or not Awards are assumed or substituted, the Administrator may (but shall not be obligated to), in its sole discretion:

(a)
provide for any Participant to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Administrator shall determine, and the cancellation of all unexercised and unvested Awards upon or immediately prior to the closing of the Transaction, unless the Administrator provides for the Participant to have the right to exercise the Award; and/or

(b)
provide for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Administrator shall determine; and/or

(c)
provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Transaction, and payment to the Participant of an amount in cash, shares of the Company, the acquirer or of a corporation or other business entity which is a party to the Transaction or other property, as determined by the Administrator to be fair in the circumstances, and subject to such terms and conditions as determined by the Administrator.  The Administrator shall have full authority to select the method for determining the payment (being the Black-Scholes model or any other method). The Administrator’s determination may further provide that payment shall be set to zero if the value of the Shares is determined to be less than the Exercise Price or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the Exercise Price.

21.4.3
The Administrator may determine that any payments made in respect of Awards shall be (i) subject to vesting terms substentialy identical to those that applied to the canceled Award immediately prior to the Transaction; and/or (ii) made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Transaction is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies; and the terms and conditions applying to the payment made to the Participants, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies.

21.4.4
Notwithstanding the foregoing, in the event of a Transaction, the Administrator may determine, in its sole discretion that upon completion of such Transaction the terms of any Award be otherwise amended, modified or terminated, as the Administrator shall deem in good faith to be appropriate and without any liability to the Company or any Affiliate, Parent or Subdisiary thereof, and to their respective its officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing in connection with the method of treatment or chosen course of action permitted hereunder.

21.4.5
Neither the authorities and powers of the Administrator under this Section 21.4, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Participant and without any liability to the Company or its Affiliates and to their respective its officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing. The Administrator needs not take the same action with respect to all Awards or with respect to all Eligible Recipients. The Administrator may take different actions with respect to the vested and unvested portions of an Award.  The Administrator may determine an amount or type of consideration to be received or distributed in a Transaction which may differ as among the Participants, and as between the Participants and any other holders of shares of the Company.

21.4.6	The Administrator’s determinations pursuant to this Section 21.4 shall be conclusive and binding on all Participants.

21.4.7
If determined by the Administrator, the Participants shall be subject to the definitive agreement(s) in connection with the Transaction as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, participating in transaction expenses and escrow arrangement, in each case as determined by the Administrator. Each Participant shall execute such separate agreement(s) or instruments as may be requested by the Company, the Successor Company or the acquirer in connection with such in such Transaction and in the form required by them. The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Awards, payment in lieu of the Award or the exercise of any Award.

22.	Time of Granting Awards

Unless explictly determined otherwise by the Administrator, the date of grant of an Award shall be, for all purposes, the later of (i) the date on which the Administrator makes the determination granting such Award, or (ii) the commencement date of the Participant's engagement with the Company or any Parent or Subsidiary thereof (whether as an Employee, Consultant or Director). Notice of the determination shall be given to each Participant to whom an Award is so granted within a reasonable time after the date of such grant.

23.	Amendment and Termination of the Plan

23.1.	Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

23.2.	Shareholders Approval. The Board shall obtain shareholders approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

23.3.
Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

24.	Conditions Upon Issuance of Shares

24.1.
Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award granted hereunder unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

24.2.
Investment Representations. The Administrator may require each Participant acquiring Shares to represent and warrant that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

24.3.
Market Stand-Off. In connection with any public offering of the Company’s equity securities, pursuant to an effective registration statement, for such period as the Company or its underwriters may request (such period not to exceed one hundred and eighty (180) days following the date of the applicable offering), the Participant shall not, directly or indirectly, sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares acquired under this Plan without the prior written consent of the Company or its underwriters.

25.	Rights as a Shareholder; Voting and Dividends

25.1.
Subject to Section 18.3(ii) and unless otherwise determined by the Administrator at any time and subject to Applicable Laws, a Participent shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the issuance of a share certificate to the Participent for such Shares. In the case of 102 Option or 3(i) Option (if such Options are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the issuance of a share certificate to the Trustee for such Shares for the Participent’s benefit, and the Participent shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Participent and the issuance of a share certificate to the Participent for such Shares. Unless otherwise determinaed by the Adminstrator at any time and subject to Applicable Laws, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights, including without limitation in connection with any rights offering, for which the record date is prior to the date such share certificate is issued.

25.2.	The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other Applicable Law.

26.	No Right for Continuing Relationship

Neither the Plan nor any Award shall confer upon any Participant any right with respect to continuing the Participant’s relationship as an Employee or as a Consultant with the Company, nor shall it interfere in any way with his or her right or the Company’s right to terminate such relationship at any time, with or without Cause.

27.	Inability to Obtain Authority

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

28.	Default

A Participant shall be deemed to be in default under this Plan, including the Award Agreement, in the event that the Participant fails to pay any sum or perform any obligation provided for in the Plan, in a timely fashion or in a manner required. Any default under this Plan not cured within ten (10) days after the Company gives written notice of such default to Participant shall entitle the Company to exercise any and all remedies and rights against the defaulting Participant contained in any and all of the documents comprising this Plan or provided under Applicable Law.

29.	Notices

All notices and elections sent to the Company by a Participant shall be in writing and delivered in person or by certified mail to the president or secretary of the Company at the principal office of the Company. All notices given by the Company to a Participant under the Plan shall be in writing and delivered in person or by certified mail to the Participant’s address as reflected in the Company’s records. All notices will be deemed delivered within seven (7) days of their dispatch by certified mail, postage prepaid.

30.	Reservation of Shares

At all time during the term of this Plan, the Company shall reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

31.	Miscellaneous

31.1.
Any tax consequences arising from the grant or exercise of any Awards or from the payment for, or the sale of or other disposition of,s Shares covered thereby or from any other event or act (whether of the Participant, the Trustee, or the Company or its Subsidiaries) hereunder, shall be borne solely by the Participant. The Company, its Parents, subsidiaries and the Trustee shall be entitled to withhold taxes according to the requirements of any Applicable Laws, rules and regulations, including withholding taxes at source and particularly regulation 7(b) of the Income Tax Regulations (tax benefits on the issuance of shares to employees) 2003. Furthermore, the Participant shall agree to indemnify the Company or Subsidiary that employs the Participant and the Trustee, if applicable, and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant. The Company may exercise such indemnification by deducting the Tax subject to indemnification from Participant’s salaries or remunerations. Except as otherwise required by law, the Company and the Trustee shall not be obligated to exercise any Awards on behalf of a Participant, or to release any share certificate, until all tax consequences arising from the exercise of such Awards are resolved in a manner reasonably acceptable to the Company and the Trustee, and all required payments in connection with the exercise of the Award, or the sale of the Shares, have been fully paid by the Employee.

31.2.
The ramifications of any future modification of any Applicable Law regarding the taxation of Awards and/or Shares granted to Participants shall apply to the Participants accordingly and such Participants shall bear the full cost thereof, unless such modified laws expressly provide otherwise. For the avoidance of doubt, should the applicability of such taxing arrangements to this Plan or to securities issued in the framework thereof be stipulated by an application by the Company or by the Trustee that same shall apply, the Company shall be entitled to decide, at its absolute discretion, whether to apply such taxing arrangements and to instruct the Trustee to act accordingly.

31.3.
Governing Law and Jurisdiction. This Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have exclusive jurisdiction in any matters pertaining to the Plan.

31.4.
Conflicts. This Plan (together with the Award Agreements signed by the Company and the Participant) supersedes all of the agreements and/or understandings existing prior to the date of the grant of Awards to an Participant between the Company, or any of its Affiliates, and such Participant in connection with issuance of capital shares of the Company or options for capital shares of the Company to such Participant, other than any written option agreement entered into pursuant to a different stock option plan approved by the Board. Any representation and/or promise and/or undertaking made and/or given by the Company and/or by any of its Affiliates or by any person on their behalf, which have not been expressed herein, shall have no force and effect. For the removal of doubt, it is hereby clarified that in the event of any contradiction between the terms set forth in this Plan and the terms of any Award Agreement, or in a Participant's employment or services agreement, the terms of this Plan shall prevail, unless explicitly provided otherwise in the Award Agreement.

32.	Multiple Agreements

No Participant or other person shall have any claim to be granted Awards and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Administrator's determinations and interpretations with respect to them need not be the same with respect to each Participant (whether or not such Participants are similarly situated and whether or not the Awards are granted at the same time or at any other time).

CHECK-CAP LTD.

2015 UNITED STATES SUB-PLAN
TO THE
2015 EQUITY INCENTIVE PLAN

1.             GENERAL

1.1.
This 2015 United States Sub-Plan to the Check-Cap Ltd. 2015 Equity Incentive Plan, as may be amended from time to time (the "Sub-Plan" and the "Plan", respectively) shall apply only to Eligible Recipients who are residents of the United States or those who are deemed to be residents of the United States for purposes of the payment of tax ("U.S. Grantees"). The provisions specified hereunder shall form an integral part of the Plan.

1.2.
This Sub-Plan is to be read as a continuation of the Plan and applies only to Awards granted to U.S. Grantees following the date of its adoption by the Board, in order for such Awards to comply with the requirements of U.S. law, and with respect to Incentive Stock Options, with the provisions of Sections 421 through 424 of the Code. For the avoidance of doubt, this Sub-Plan shall not supplement or modify the Plan with respect to Awards granted to any Participant who is not a U.S. Grantee.

1.3.
With respect to any Award granted to a U.S. Grantee, in the event of a conflict between any term or provision contained in this Sub-Plan and a term or provision of the Plan, the applicable terms and provisions of this Sub-Plan shall govern and prevail.

1.4.
Subject to adjustment in accordance with Section 21 of the Plan, the maximum aggregate number of Shares that may be issued for all purposes under the Plan and this Sub-Plan shall be equal to the sum of: (i) 2,029,268, constituting the currently remaining shares authorized but unissued under the Check-Cap LLC 2006 Unit Option Plan (the "2006 Plan") which are being "rolled over" to the Plan and shall, as of the effective date hereof, cease to be available for issuance under the 2006 Plan; and (ii) any Shares under currently outstanding and unexercised options that were granted under the 2006 Plan (i.e., up to 1,685,364 Ordinary Shares as of the date hereof), that are cancelled, forfeited or expire without being exercised following the date hereof and which are being "rolled-over" to the Plan, and all such Shares may be issued pursuant to any Awards, including Incentive Stock Options.

1.5.	Any capitalized terms not otherwise defined herein shall have the same meanings as in the Plan.

2.             ADMINISTRATION

Without derogating from the powers and authorities of the Administrator detailed in the Plan, the Administrator shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with any applicable law (including, without limitation, Section 422 of the Code with respect to Awards intended to be Incentive Stock Options), to administer this Sub-Plan and to take all actions related hereto and to such administration; and the adoption of forms of Award Agreements to be applied with respect to U.S. Grantees, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Awards in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Award Agreements.

3.             ISSUANCE OF AWARD; ELIGIBILITY

3.1.
The terms and conditions upon which Awards shall be issued and exercised, including the vesting schedules and the Exercise Price, shall be as specified in the Award Agreement to be executed and delivered pursuant to the Plan and this Sub-Plan.

3.2.
The Administrator may grant Awards under the Plan and this Sub-Plan that are intended to be Incentive Stock Options. Such Incentive Stock Options shall comply with the requirements of Section 422 of the Code (or any successor section thereto).

3.3.
Unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, no Incentive Stock Option may be granted to any Ten Percent Shareholder, unless (i) the Exercise Price for such Incentive Stock Option is at least 110% of the Fair Market Value of a Share on the date the Incentive Stock Option is granted; and (ii) the date on which such Incentive Stock Option terminates is a date not later than the day preceding the fifth (5) anniversary of the date on which the Incentive Stock Option is granted. For purposes of this Sub-Plan, "Ten Percent Shareholder" shall mean a person who owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

3.4.
Any U.S. Grantee who disposes of Shares acquired upon the exercise of an Incentive Stock Option either (i) within two (2) years after the date of grant of such Incentive Stock Option or (ii) within one (1) year after the transfer of such Shares to the U.S. Grantee, shall notify the Company of such disposition and of the amount realized upon such disposition.

3.5.
Unless the Administrator determines otherwise at any time and subject to any Applicable Laws, all Awards granted to any U.S. Grantee under the Plan and this Sub-Plan are intended to be Nonstatutory Stock Options, unless the applicable Award Agreement expressly states that the Award is intended to be an Incentive Stock Option. Unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, if an Award is intended to be an Incentive Stock Option, and if for any reason such Award (or portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Award (or portion thereof) shall be regarded as a Nonstatutory Stock Option granted under the Plan and this Sub-Plan; provided that such Award (or potion thereof) otherwise complies with the Plan's and this Sub-Plan's requirements relating to Nonstatutory Stock Options.

3.6.
In no event shall any member of the Board, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other person) due to the failure of an Award to qualify for any reason as an Incentive Stock Option.

3.7.
Unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, Incentive Stock Options may only be granted to Employees of the Company or any Subsidiary. Nonstatutory Stock Options may be granted to Employees or Consultants of the Company or any Subsidiary.

4.             EXERCISE OF AWARDS

4.1.
Each Award shall be exercisable after the Award becomes vested, or if applicable, following the satisfaction of any other terns or conditions set forth in the Award Agreement, subject to the provisions of the Plan and this Sub-Plan; provided, however, that unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, no Award shall be exercisable after the earlier of: (i) the expiration date set forth in the Award Agreement under which the Award was granted; (ii) in the event of the grant of Incentive Stock Options, the expiration of ten (10) years from the date of grant; (iii) in the event of the grant of Incentive Stock Options to Ten Percent Shareholders, the expiration of five (5) years from the date of grant; or (iv) as otherwise provided by the Plan or this Sub-Plan.

4.2.
To the extent the aggregate Fair Market Value (determined at the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Grantee during any calendar year under all equity plans of the Company and any Affiliate exceeds USD 100,000, then unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, the Awards or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

5.             EXERCISE PRICE

5.1.
In the case of an Incentive Stock Option, the exercise price shall be determined subject to the following, unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law:

(i)
in case of an Incentive Stock Option granted to a Ten Percent Shareholder, the exercise price shall be no less than one hundred and ten percent (110%) of the Fair Market Value per Share on the date of grant.

(ii)
in case of an Incentive Stock Option granted to any U.S. Grantee who is not a Ten Percent Shareholder, the exercise price shall be no less than one hundred percent (100%) of the Fair Market Value per share on the date of grant.

5.2.
In the case of a Nonstatutory Stock Option and unless the Board determines otherwise at any time and subject to the requirements of any applicable law, the exercise price shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant and shall be subject to such terms and conditions as required under Section 409A of the Code and any U.S. Treasury Regulation promulgated (or, to the extent applicable, proposed) pursuant to an applicable provision of the Code and any applicable guidance thereunder in order to exempt such Award (to the maximum extent possible) from the requirements of Section 409A of the Code.

6.             ADJUSTMENTS

Notwithstanding anything contained in Section 21 of the Plan, any changes or amendments to Incentive Stock Options pursuant to Section 21 of the Plan shall, unless the Administrator determines otherwise at any time, only be effective to the extent such changes or adjustments do not cause a "modification" (within the meaning of Section 424(h)(3) of the Code) of such Incentive Stock Options or adversely affect the tax status of such Incentive Stock Options.

7.             RESTRICTIONS ON ASSIGNABILITY AND SALE OF AWARDS

Unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, no Award or any right with respect thereto shall be assignable, transferable, or given as collateral, nor any right with respect thereto may be given to any third party whatsoever, other than by will or by the laws of descent and distribution, or as specifically otherwise allowed under the Plan and applicable law. Unless the Administrator determines otherwise at any time and subject to the requirements of any Applicable Law, during the lifetime of the Participant, all of the Participant's rights to purchase Shares hereunder shall be exercisable only by the Participant. Any action made directly or indirectly in contradiction to the aforementioned shall be null and void.

8.             AMENDMENT TO THE PLAN AND SUB-PLAN

Notwithstanding anything to the contrary in the Plan, the Administrator shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with any applicable law (including, without limitation, Section 422 of the Code with respect to Awards intended to be Incentive Stock Options), to make any amendment to this Sub-Plan. The Administrator may also, but need not, require that the Company’s shareholders approve any other amendments to this Sub-Plan.

9.             EFFECTIVE DATE; TERM

9.1.
This Sub-Plan shall be effective as of the date the Sub-Plan is approved by the Board, subject to the approval of the Plan by a majority of the votes cast by the holders of the Company’s Shares at the next annual meeting or special meeting of shareholders or by the holders of a majority of the outstanding Shares by a written consent in lieu of a meeting. Any grants made under this Sub-Plan prior to such approval shall be effective when made (unless otherwise specified by the Board at the time of grant), but shall be conditioned on, and subject to, such approval of the Sub-Plan by such shareholders.

9.2.
Awards may be granted pursuant to this Sub-Plan, until ten (10) years from the date the Plan was approved by the Board, unless the Plan is terminated by the Board, in its discretion, prior to such date, but Awards granted prior to such termination may extend beyond that date.